Exhibit 1

EXCERPT OF ITEM 6 (“CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER”) OF SCHEDULE 13D/A FILED BY TELEMAR PARTICIPAÇÕES S.A. AND VALVERDE PARTICIPAÇÕES S.A. WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 27, 2014

Amendments to Shareholders’ Agreements

As part of the reorganization of TmarPart, the Global Shareholders’ Agreement, the Control Group Shareholders’ Agreement, the PASA Shareholders’ Agreement and the EDSP75 Shareholders’ Agreement were amended on February 19, 2014 by the shareholders parties thereto to provide that the parties agree to exercise their voting rights to approve each step of the Business Combination.

The amendments to the shareholders’ agreements provide that, if the Oi Capital Increase occurs and any of the subsequent steps of the Business Combination, including the Merger of Shares, does not occur by December 31, 2014, the shareholders will use their best efforts to implement the Merger of Shares and the Portugal Telecom Merger (both as described in Item 4).

In case the Business Combination is not completed by December 31, 2014, (1) any of the shareholders parties to the PASA Shareholders’ Agreement and the EDSP75 Shareholders’ Agreement may send a notification of non-occurrence of the reorganization and require the adoption of the necessary measures in order for Bratel, PTB2 S.A. (“PTB2”), AG and Jereissati Telecom to receive shares of capital stock of Oi S.A. held by AG Telecom and LF Tel, in proportion to their respective direct and indirect capital interest in those entities, and (2) the qualified quorums provided in the Global Shareholders’ Agreement will be adjusted considering the percentage interests held by BNDESPAR, PREVI, PETROS and FUNCEF on December 31, 2014, in order to ensure that the voting rights of such shareholders are equal to those on February 19, 2014, and provided they have not reduced their respective capital interests before December 31, 2014 through sale of shares to third parties that are not original signatories of the Global Shareholders’ Agreement or their related parties.

An amendment to the Global Shareholders’ Agreement would be executed on December 31, 2014 in order to reflect such adjustments.

Agreements to Terminate the Shareholders’ Agreements

On February 19, 2014, together with the amendments described above, the parties to each of the shareholders’ agreements described above entered into agreements to terminate each such shareholders’ agreement, subject to the satisfaction of the following conditions precedent in connection with the several steps of the Business Combination: (1) the incorporation of PASA into Bratel, for the PASA Shareholders’ Agreement, (2) the incorporation of EDSP75 into Bratel, for the EDSP75 Shareholders’ Agreement, and (3) the effective completion of the Merger of Shares (as described in Item 4) and the Portugal Telecom Merger (as described in Item 4), for the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement.

Temporary Voting Agreement of the Shareholders of Oi S.A. and TmarPart

On February 19, 2014, Portugal Telecom executed a temporary voting agreement with Caravelas, Bratel Brasil, TmarPart, AGSA, Jereissati Telecom S.A. (“Jereissati”) and, as intervening party, Oi S.A., for the purpose of approving, among other things, the Merger of Shares and the Portugal Telecom Merger (both as described in Item 4).

The parties thereto agreed to (1) call a meeting of Oi S.A. shareholders to engage the valuation bank and to approve the corresponding valuation reports, (2) vote in favor of the Merger of Shares and (3) vote in favor of the Portugal Telecom Merger.

The temporary voting agreement will remain in effect until the earlier of the Portugal Telecom Merger and December 31, 2014.

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